UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
A Boring Life, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Oregon

    Date of organization
    January 1, 2019

Physical address of issuer
29830 SE Wheeler Road, Boring, OR 97009

Website of issuer
www.aboringlife.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-com, first-serve basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
October 14, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$12,743.00	$0.00
Cash & Cash Equivalents	$2,692.00	$0.00
Accounts Receivable	$5,493.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$6,350.00	$0.00
Cost of Goods Sold	$3,532.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$19,744.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri,

Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 15, 2019

FORM C

Up to $107,000.00

A Boring Life, Inc.



Up to $107,000.00 Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by A Boring Life, Inc., an Oregon corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.aboringlife.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less

than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 15, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY

OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

]IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.aboringlife.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

A Boring Life, Inc. (the "Company") is an Oregon corporation, formed on January 1, 2019. The Company was formerly known as A Boring Life, LLC.

The Company is located at 29830 SE Wheeler Road, Boring, OR 97009.

The Company's website is www.aboringlife.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

A Boring Life makes high quality, chef-curated natural snack foods infused with hemp extract to support a more relaxed lifestyle. The Company's first product line pairs high protein nuts, rich in Omega 3's, with the calming properties of Hemp and/or Cannabidiol (CBD) extracts. Target customers are individuals searching for convenient healthy snacks such as roasted almonds with lavender, dark chocolate and sea salt almonds, and sweet and spicy walnuts. A Boring Life sources its products from multiple vendors in the U.S. for quality and availability purposes.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 14, 2019
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	See the description of the voting rights on page 42 hereof.

The price of the Securities has arbitrarily been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Oregon on January 1, 2019. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide basic ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability

to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component or basic ingredient.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Bronwyn Heaps, Jennifer Johnson, and Serafina Palandech in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Bronwyn Heaps, Jennifer Johnson, and Serafina Palandech die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our ability to grow our business depends on state laws pertaining to the hemp industry.

Continued development of the hemp industry depends upon continued legislative authorization of hemp at the state level. The status quo of, or progress in, the regulated hemp industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of hemp, numerous factors impact the legislative process. In addition, burdensome regulation at the state level could slow or stop further development of the hemp industry, such as restricting the form in which hemp can be consumed, processing and/or retail sales of hemp, which could have the impact of dampening growth of the hemp industry and making it difficult for hemp businesses to operate profitably in those states.

FDA regulation of hemp and the possible registration of facilities where hemp is grown could negatively affect the hemp industry and our financial condition.

The FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of hemp. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where hemp is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the hemp industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks.
Financial transactions involving proceeds generated by hemp-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to hemp-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon hemp-related activity. Nevertheless, banks remain hesitant to offer banking services to hemp-related businesses. Consequently, those businesses involved in the regulated hemp industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The SEC is monitoring the hemp industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business. A similar, updated alert was issued September 5, 2018, noting the potential for investment fraud and market manipulation.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal hemp and cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or

applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Furthermore, cities and counties are being given broad discretion to ban certain hemp activities. Even if these activities are legal under state law, specific cities and counties may ban them.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and the online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, or other commodities, fuel prices and government-sponsored agricultural programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of food ingredients and other products as well as plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the U.S., are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also

regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our products. If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.
A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing of products or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among cannabis and hemp food products;
- changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and food production;
- changes in consumer perception about trendy snack products;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding cannabis products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of cannabis and hemp products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as almonds and walnuts. In addition, we purchase and use significant quantities of bags to package our products. In recent periods, the prices of nuts have been priced below their respective averages and we have realized some benefits from these low prices in the form of reduced cost of goods sold and resulting higher gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The nuts and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 84.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Oregon law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant

Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.
We are not restricted from incurring additional secured or unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or

other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities.

Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

You have limited opportunities to convert your Securities into common stock.

You will only be able to convert your Securities into common stock upon the occurrence of one or more of the following events: upon the (i) maturity of your Securities; (ii) occurrence of any event of default under your Securities (please see the section entitled "The Offering and The Securities" below for more information about the Events of Default under the Securities); or (iii) listing of shares of the common stock for public trading on any exchange, quotation system or bulletin board. There are no other events which will trigger your right to convert your Securities and you should factor that into your criteria for determining whether an investment in the Securities is appropriate for you.

Debt holders have priority over shareholders in the event of the Company's bankruptcy or liquidation.

In the event of our bankruptcy or liquidation, debt holders, will have priority to the Company's assets prior to any preferred or common shareholders receiving any assets upon liquidation. After repayment of all indebtedness, the Company may not have any assets to distribute to shareholders.

Upon conversion, your Securities may be subject to dilution.

The conversion price of the common stock, which shall be determined by the Company (please see the section entitled "The Offering and The Securities" below for more information on the determination of conversion price) and may be substantially higher than the pro forma net tangible book value per share of the Company's outstanding common stock at the time of conversion. As a result, you may incur immediate and substantial dilution in the per share net tangible book value of your shares of common stock when you convert. Additionally, if the Company issues additional shares of common stock in the future, you may experience further dilution.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

A Boring Life makes chef-curated natural snack foods infused with hemp and or CBD extract to support a more relaxed lifestyle. The Company's first product line pairs high protein nuts, rich in Omega 3's, with the calming properties of Hemp and or CBD extract. Target customers include individuals searching for convenient healthy snacks such as roasted almonds with lavender, dark chocolate and sea salt almonds, and sweet and spicy walnuts. The Company sources its products from multiple vendors in the U.S. for quality and availability purposes.

Business Plan

A Boring Life's initial product line of almonds and walnuts marries a high protein snacking with hemp extract to create three chef-curated, high quality natural snacking products that are rich in Omega 3's, are vegetarian and gluten-free, and are keto and paleo diet friendly. Hemp extract is believed to help alleviate anxiety and depression as well as assist in pain management and sleeplessness. A Boring Life's products are sold in grocery chains such as New Seasons and Erewohn as well as convenience stores and specialty food stores. The Company's hemp infused nuts are packaged in single serving 1 oz packs and include 25mg of organic hemp extract per serving. All of a Boring Life's products are also available for purchase online at http://www.aboringlife.com, and it's Sweet and Spicy Walnuts are also available for purchase through Amazon. The Company also intends to expand its presence to Amazon to include the Company's complete line of products. A Boring Life's products are for thinking individuals who care about their bodies and the environment. The Company wants to continue to deepen its relationship with national and regional retailers and develop new channels with boutique grocery stores, gift shops and gyms.

History of the Business

The Company started out as A Boring Life LLC, and generated revenues of approximately $1,350 during year 2018. In January 2019, the limited liability corporation was dissolved and the Company was incorporated in Oregon as A Boring Life, Inc. The Company generates revenue principally from the sale of hemp and CBD infused products. In 2018, the products were pre-launched into farmers markets. In Q2 2019, the Company launched its products into grocery stores.

The Company's Products

Product	Description	Current Market
Roasted Almonds with Lavender, Sweet and Spicy Walnuts and Dark Chocolate and Sea Salt Almonds	Seasoned almonds and walnuts rich in protein, essential vitamins and Omega-3 fatty acids to promote a calm sense of well-being; handmade by Chef Jen Johnson with almonds and walnuts grown on a California family farm.	A Boring Life's products are sold in grocery stores and retail outlets, online and via Amazon.
Hemp Extract	1,000 mg organically grown hemp extract to promote a calm sense of well-being.	A Boring Life's products are sold in grocery stores and retail outlets, online and via Amazon.

A Boring Life is currently developing a line of pet products that feature hemp extract and aim to launch this line of products in September 2019.

The Company sells products through retail outlets, grocery stores and directly to consumers via its online website aboringlife.com and Amazon.

Competition

The Company's primary competitors are Weller Snacks, Good Bites CBD, Vital Leaf, Gron, and others.

Weller Snacks: Founded in 2017, Weller Snacks provides an assortment of CBD-infused products including a water-soluble CBD powder, CBD-infused sparkling water, and CBD-infused coconut bites. These products contain 0% THC, are lab tested and verified for potency, and each contain 25 mg of broad-spectrum hemp extract per serving. Weller Snacks products can be purchased through the company's website, with prices ranging from $14.99 for three packages of coconut bites to $80 for the Barista Blend water-soluble CBD powder. In July 2019, the company raised $3 million in Series Seed funding, bringing its total funding amount to date to $4.25 million.

Good Bites CBD: Headquartered in Venice, California, Good Bites CBD provides handcrafted, organic, nutrient-dense, CBD-infused snacks. The company uses pure CBD oil from non-psychoactive organic hemp in its snacks such as coconut brownie bites, coconut macaroon bites, and raw cookie dough bites. Each snack has a high and low dose CBD version, 25 mg on the high end and 10 mg on the low end. The company also offers two sizes of CBD oil tincture bottles, 500 mg and 1,000 mg. Prices range from $20 for the snack bites to $48 for the low potency, 500 mg CBD oil tincture bottle, and $62 for the high potency, 1,000 mg tincture bottle.

Vital Leaf: Founded and headquartered in Portland, Oregon, Vital Leaf offers a line of artesian chocolates and herbal formulas infused with full-spectrum CBD oils. The company uses a plant-forward approach when formulating its products, meaning it consciously selects, sources, and pairs specific ingredients to maximize the healing properties of CBD and increase the user's enjoyment. Vital Leaf claims its products are free of processed refined white sugars, high-glycemic sweeteners, artificial colorings, common allergens, pesticides, preservatives, and any ingredient that would hinder the plant's medicinal properties. The company's products include items such as CBD elixir drops, CBD chocolate, CBD body balm, and CBD capsules. Prices range from $15 for a 100 mg CBD chocolate bar to $69 for a 750 mg bottle of the company's CBD tincture.

Grön: Founded in 2015, Grön offers cannabis and CBD-infused edibles including chocolate bars, chocolate covered coffee beans, chocolate sauce, and caramel sauce. It also offers a line of cannabis and CBD-infused skincare products, such as clay masks, body balm, face cream, hair mask, and body lotion, and CBD tincture bottles ranging in size from 500 mg to 1000 mg. Prices range from $12 for a five serving bar of CBD-infused chocolate to $60 for the CBD-infused revitalizing body lotion or the unflavored water-soluble elixir. Grön's edibles were available to medical marijuana card carriers a full year before Oregon legalized recreational cannabis, and its products are currently available at over 400 dispensaries across the state.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The Company's customers include mass merchandisers, grocery stores, membership club stores, drug stores, convenience stores, distributors, e-commerce and high-frequency stores.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88/195,978	Roasted nuts; candied nuts; processed nuts; nut-based snack foods; nut milk beverages, dairy-based beverages, vegetable-based beverages, and fruit-based food beverages; Edible pet treats and pet food	A BORING LIFE	November 1, 2018	July 2, 2019	USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Food Manufacturing	Oregon Department of Agriculture	License	January 2, 2019	January 2, 2019

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 29830 SE Wheeler Road, Boring, OR 97009

The Company conducts business in California and Colorado.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	10.00%	$2,500	4.67%	$5,000
General Marketing	10.00%	$2,500	15.89%	$17,000
Research and Development	0.00%	$0	9.35%	$10,000
Manufacturing	60.00%	$15,000	37.38%	$40,000
Future Wages	20.00%	$5,000	14.02%	$15,000
General Working Capital	0.00%	$0	18.69%	$20,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

*This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Customer demand may change the use of funds or other changes in supplier agreements.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Serafina Palandech

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, January 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Serafina has been the CEO and Co-Founder for A Boring Life since its incorporation in 2019. Prior to that she created an organic food company and was responsible for sales, marketing, financial management, hiring and staff management.

CEO, A Boring Life, Inc. January 2019 to Present
- Created social media identity, website, e-commerce site and marketing initiatives to promote thought leader in category.
- Created market strategy and brand identity.
- Product development, R&D and consumer testing
- Established national brokerage network
- Sales channel strategy
- Staff oversight and management

Founder and President, Hip Chick Farms. November 2011 to March 2019
- Created social media identity, website, e-commerce site and marketing initiatives to promote thought leader in organic and easy family food.
- Created market strategy, branding, and packaging business offering for large market
- National product distribution into multiple distributors and grocery stores nationwide
- Established national brokerage network
- Data and ROI systems

- Packaging creation and marketing materials
- Worked with Board, recruited industry experts onto Board and as investors
- Established and maintained more than 100 customer accounts, nationwide distributors
- Staff oversight and management
- Operations and co-packer management

Education
Bachelor's Degree, Women's Studies and Fine Arts – University of California, Santa Cruz

Name
Jennifer Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President and Chef, January 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jennifer has been the Vice President and lead chef for A Boring Life since its incorporation in 2019. She leads the production process, oversees the Company's food service manufacturing, and the Company's quality assurance and quality control (QA/QC) standards.

Vice President and Chef, A Boring Life, Inc. January 2019 to Present
- Leads the production process and oversees the Company's facilities and maintenance procedures Created market strategy and brand identity.
- Oversees training, job design, work assignments and regulatory compliance. Established national brokerage network.
- Develops and maintains accurate records for key performance indicators (KPIs), and QA/QC, to ensure all products are produced to the Company's standards.

Co-Founder and Executive Chef, Hip Chick Farms. January 2013 to August 2018
- Board management, corporate growth, strategy and oversight
- Oversaw recipe development on all Hip Chick Farms products and formulation from kitchen testing to production
- Built and developed taste profile for all elements of brand development, food production, product reformulations, and ingredient statements.

Executive Private Chef, Gordon Getty. January 2001 to December 2016
- Cook lunch and dinner for family, five nights per week.
- Menu planning and recipe development.
- Manage kitchen staff of up to fifteen additional cooks, 50 servers and dishwashers.
- Plan and execute over 50 special events per year, ranging from private wine dinners to galas hosting over 1,000 guests.
- Prepare and serve lunch to children in private Getty Montessori School Monday through Friday.

- Hire, train and supervise local forager to ensure highest quality ingredient sourcing.
- Partner with colleagues in the extended culinary environment on pairings, farmer sourcing, and current developments in the food scene.
- Traveled internationally as Executive Chef to serve family and manage household staff

Education
Associate's Degree, Culinary Arts – California Culinary Academy, San Francisco

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Serafina Palandech

See "Directors" **section above.**

Name
Jennifer Johnson

See *"Directors"* **section above.**

Name
Bronwyn Heaps

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, March 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Bronwyn has been the Chief Operating Officer for A Boring Life since March of 2019. She is in charge of the overall operational strategy and aligns the company's direction with its overall corporate objectives.

Chief Operating Officer, A Boring Life, Inc. March 2019 to Present
- Provides support for supply chain operations, and is responsible for operations processes and infrastructure.
- Manages vendor relations and negotiations with food manufacturing partners, continually monitors production capacity, planned output and inventory status, and identifies current or anticipated product shortages.

- Ensures the Company is in compliance with all applicable federal requirements, quality, safety guidelines, and standards.
- Maintains sales and operational items such as inventory reports, inventory levels, production schedules, and product types and classes.

Manager, Project Controls / Residential Efficiency Projects & Margin Improvement, SunPower Corporation, March 2014 to November 2018
- Managed cost reduction and supply chain improvements for the residential solar business, including aligning project objectives and initiatives, managing teams, and evaluating results.
- Drove cross-dept. collaboration and change management across supply chain and sales channels.
- Presented executive level reports to guide strategy and decision-making.

Principal Consultant & Owner, Bronwyn Ruby Consulting, June 2011 to January 2017
- Developed and delivered on project goals as negotiated with clients, including: growing organizational capacity through automation and efficiency improvements; refining fund development strategy; streamlining systems and operations; and change management.
- Established and oversaw working groups to design and implement campaigns.
- Migrated and customized databases and systems and trained staff.

Education
Bachelor's degree in Political, Legal, and Economic Analysis, along with a master's degree in Public Policy, both from Mills College.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has five employees in Oregon.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date
Hannah Kullberg	Sales	May 15, 2019
Dave Mann	Data	May 15, 2019

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is currently authorized to issue five million (5,000,000) shares of common stock (the "***Common Stock***"), pursuant to its charter amendment, filed on May 10, 2019.

The Company has issued the following outstanding Securities:

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock (the "***Common Stock***"), of which 1,005,405 shares are issued and outstanding. All shares of common stock shall be identical with each other in every respect. On January 1, 2019, the Company issued 850,000 Founder Shares at a share price value equal to $0.01 to Serafina Palandech and Jennifer Johnson to be divided equally amongst both individuals, such that each owned 425,000 shares. Also, on January 1, 2019, the Company authorized the sale and issuance of an aggregate of 35,000 shares of Common Stock at a share price value equal to $0.01 to Brian Watters and Tim Watters to be divided equally amongst both individuals such that each owned 17,500 shares.

On February 5, 2019, the Company issued an aggregate of 45,000 shares of Common Stock at a share price value equal to $0.1874 to Ann Murray and Bronwyn Heaps in the form of Stock Options. These shares of Common Stock allocated as Stock Options are subject to a 4 year vesting schedule with a 1 year cliff period. These shares of Common Stock shall be considered fully vested upon the completion of services outlined under the Consulting Agreement dated as of February 5, 2019.

On April 16, 2019, pursuant to Rule 506, the Company entered into an agreement to issue and sell a number of shares of Common Stock representing 7.5% of the capital stock of the Company on a fully diluted basis (i.e., 71,756 shares of Common Stock) for an aggregate purchase price of $30,000 to CB5, LLC, a Colorado limited liability company hereby known as the Canopy Boulder Accelerator Program (Canopy Boulder).

Convertible Notes

On April 16, 2019, the Company entered into a Convertible Promissory Note Agreement with CB5, LLC for the principle sum of $100,000 and a simple interest rate of 8% per annum. At any time on or after the date two years following the Issue Date (the "Maturity Date"), if the Note has not been paid in full or converted in accordance with the terms of the Convertible Promissory Note

Agreement the Holder (Canopy Boulder), may, by written notice: (a) demand payment of the entire outstanding principal balance and all unpaid accrued interest under the Note (a "Payment Demand"); (b) convert the entire outstanding principal balance and all unpaid accrued interest of the Notes into the most senior class and series of equity securities of the Company outstanding at the time of exercise, as determined by Holder ("Senior Securities") at the conversion cap (c) of the price per Equity Security obtained by dividing $2,500,000 by the Company's fully diluted number of equity securities. The Convertible Promissory Note Agreement also contains an anti-dilution provision, pursuant to which the Company agrees to maintain CB5, LLC's ownership interest at 7.5% by issuing additional shares for no additional consideration.

Conversion. In the event that the Company issues and sells its equity securities following the Convertible Promissory Note Issue Date (excluding any security issued or sold to any employee or consultant in such capacity) to investors ("Investors") in a bona-fide arms-length transaction for aggregate consideration (excluding the conversion of any outstanding indebtedness or convertible securities) of at least $250,000 (a "Qualified Financing") and the Note has not been paid in full, then the entire outstanding principal balance of the Note and all accrued interest shall automatically convert at the Conversion Price, in whole and without any further action by Holder, into equity securities having the identical rights, privileges, preferences, and restrictions as the equity securities sold in such Qualified Financing, other than, at the Company's election, with respect to (1) any per equity security liquidation preference and any conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (2) the basis for any dividend rights, which will be based on the Conversion Price ("Equity Securities"), and otherwise on the same terms and conditions as given to such Investors.

As used herein, "Conversion Price" means the lesser of (a) 80% of the price per Equity Security paid by the Investors purchasing the Equity Securities (the "Discount") and (b) the price per Equity Security obtained by dividing 2,500,000 by the Company's fully diluted number of equity securities (calculated immediately prior to the initial closing of the Qualified Financing, but excluding the effects of the conversion of any outstanding indebtedness and excluding the Discount) (the "Conversion Cap").

The Convertible Note Agreement also contains a put option, pursuant to which CB5, LLC can put its shares of Common Stock of the Company, if the Company engages in certain activities directly involved with growing, manufacturing, retailing or selling cannabis. The manufacture or sale of products containing hemp oil and CBD are excepted from the put option.

Debt

Please refer to the terms of the previously referenced Convertible Note.

Ownership

A majority of the Company is owned by Serafina Palandech and Jennifer Johnson, co-founders. The Company also has several minor shareholders who hold less than 10%, including Ann Murray, Tim Waters, Brian Watters, Bronwyn Heaps, and Canopy Boulder.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Serafina Palandech	42.3%
Jennifer Johnson	42.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

A Boring Life generated revenues of approximately $1,350 during year 2018. It generated revenue principally from the sale of A Boring Life products. Revenues for products last year were for pre-launch sales at farmers markets. The Company's products launched into grocery stores in Q2 2019. Its primary expenses are cost of goods, research & development, promotions and sales/marketing expenses.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: achieving 50% gross margin on all products, launching into 500 stores, and building brand awareness through social media, public relations and marketing efforts.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $65K in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 units of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 14, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any

Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Stock, Warrants and Other Compensation
The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 5,000,000 shares of common stock, par value $0.01 per share, of which 1,005,405 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Valuation Cap
$ 3,500,000

Discount
20.0%

Conversion

Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing

"Qualified Equity Financing" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive membership interests of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"Shadow Series" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences"

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;
   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

"Major Investor" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

"Corporate Transaction" shall mean:

    a. closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    b. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
    c. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
    d. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities have no voting rights at present and, except with respect to a Major Investor, may not have voting rights when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Serafina Palandech
(Signature)

Serafina Palandech
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Serafina Palandech
(Signature)

Serafina Palandech
(Name)

CEO
(Title)

August 15, 2019
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Serafina Palandech
(Signature)

Serafina Palandech
(Name)

CEO
(Title)

August 15, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements



A Boring Life, Inc.
Profit & Loss
January through June 2019

	Jan 19	% of Income	Feb 19	% of Income	Mar 19	% of Income	Apr 19	% of Income	May 19	% of Income	Jun 19	% of Income	TOTAL Jan - Jun 19	% of Income
Ordinary Income/Expense														
Income														
Sales of Product Income														
Almonds with Lavender	-	0.0%	132	26.83%	66	22.08%	1,596	28.9%	840	41.29%	672	41.79%	3,306	33.21%
Chocolate Almonds	-	0.0%	228	46.34%	114	38.13%	2,310	41.84%	751	36.91%	990	61.57%	4,393	44.13%
Sweet & Spicy Walnuts	-	0.0%	132	26.83%	66	22.08%	1,596	28.9%	798	39.23%	378	23.51%	2,970	29.83%
Sales of Product Income - Other	-	0.0%	-	0.0%	53	17.72%	57	1.04%	353	17.35%	-	0.0%	463	4.66%
Total Sales of Product Income	-	0.0%	492	100.0%	299	100.0%	5,559	100.69%	2,742	134.78%	2,040	126.87%	11,132	111.83%
Shipping and Delivery Income	-	0.0%	-	0.0%	-	0.0%	-	0.0%	148	7.25%	18	1.12%	166	1.66%
Selling Expenses (Revenue)														
New Placement	-	0.0%	-	0.0%	-	0.0%	-	0.0%	(525)	-25.81%	(150)	-9.33%	(675)	-6.78%
Discounts given	-	0.0%	-	0.0%	-	0.0%	(38)	-0.69%	(330)	-16.22%	(300)	-18.66%	(668)	-6.71%
Total Selling Expenses (Revenue)	-	0.0%	-	0.0%	-	0.0%	(38)	-0.69%	(855)	-42.03%	(450)	-27.99%	(1,343)	-13.49%
Total Income	-	0.0%	492	100.0%	299	100.0%	5,522	100.0%	2,034	100.0%	1,608	100.0%	9,955	100.0%
Cost of Goods Sold														
Cost of Goods Sold														
Packaging	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	150	9.33%	150	1.51%
Retail COGS	-	0.0%	203	41.27%	102	33.96%	1,832	33.17%	737	36.23%	576	35.79%	3,449	34.64%
Ingredients	-	0.0%	145	29.47%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	145	1.46%
Product Labor	-	0.0%	-	0.0%	-	0.0%	450	8.15%	-	0.0%	900	55.97%	1,350	13.56%
Inv Variances	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Cost of Goods Sold - Other	-	0.0%	72	14.63%	36	12.04%	704	12.75%	216	10.62%	(798)	-49.64%	230	2.31%
Total Cost of Goods Sold	-	0.0%	420	85.37%	138	46.0%	2,986	54.07%	953	46.84%	827	51.45%	5,324	53.48%
Freight and Shipping Costs	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	267	16.59%	267	2.68%
Total COGS	-	0.0%	420	85.37%	138	46.0%	2,986	54.07%	953	46.84%	1,094	68.04%	5,590	56.16%
Gross Profit	-	0.0%	72	14.63%	161	54.0%	2,536	45.93%	1,081	53.16%	514	31.96%	4,365	43.84%
Expense														
Fundraising Expenses	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	1,500	93.28%	1,500	15.07%
Sale Expenses														
Broker Commission	-	0.0%	175	35.57%	350	117.07%	700	12.68%	-	0.0%	43	2.69%	1,268	12.74%
Demo Expense	-	0.0%	-	0.0%	-	0.0%	-	0.0%	200	9.83%	283	17.58%	483	4.85%
Samples	181	0.0%	391	79.44%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	572	5.75%
Travel Expense	245	0.0%	124	25.27%	-	0.0%	951	17.22%	3,324	163.38%	1,018	63.3%	5,662	56.88%
Meals	-	0.0%	-	0.0%	-	0.0%	31	0.56%	5	0.23%	46	2.85%	81	0.82%
Total Sale Expenses	426	0.0%	690	140.28%	350	117.07%	1,682	30.46%	3,528	173.44%	1,390	86.43%	8,067	81.03%
Marketing Expenses														
Advertising	-	0.0%	10	2.02%	-	0.0%	-	0.0%	-	0.0%	29	1.78%	39	0.39%
Trade Shows	1,750	0.0%	2,395	486.79%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	4,145	41.64%
Marketing Exp	694	0.0%	324	65.95%	-	0.0%	-	0.0%	620	30.49%	276	17.18%	1,915	19.23%
Design	240	0.0%	240	48.78%	-	0.0%	580	10.5%	1,163	57.14%	-	0.0%	2,223	22.33%
Social Media	-	0.0%	-	0.0%	-	0.0%	-	0.0%	2,500	122.89%	2,500	155.47%	5,000	50.23%
Website	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	50	3.11%	50	0.5%
Total Marketing Expenses	2,684	0.0%	2,969	603.55%	-	0.0%	580	10.5%	4,283	210.51%	2,855	177.53%	13,371	134.31%
Payroll Expenses														
Payroll Service Fee	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	12	0.73%	12	0.12%
Wages	-	0.0%	-	0.0%	-	0.0%	-	0.0%	7,583	372.75%	17,145	1,066.22%	24,728	248.4%
Payroll Taxes	-	0.0%	-	0.0%	-	0.0%	-	0.0%	929	45.68%	1,963	122.09%	2,893	29.06%
Medical/Dental Benefits	-	0.0%	-	0.0%	-	0.0%	2,556	46.3%	(92)	-4.51%	2,173	135.13%	4,638	46.59%
Total Payroll Expenses	-	0.0%	-	0.0%	-	0.0%	2,556	46.3%	8,421	413.92%	21,293	1,324.18%	32,270	324.16%
Independent Contractor	-	0.0%	-	0.0%	-	0.0%	-	0.0%	400	19.66%	800	49.75%	1,200	12.05%
Rent Expense	-	0.0%	176	35.73%	-	0.0%	1,516	27.45%	3,273	160.88%	4,738	294.68%	9,703	97.47%
Professional Fees	2,935	0.0%	1,134	230.58%	-	0.0%	-	0.0%	540	26.54%	2,393	148.79%	7,002	70.34%
Freight Out	147	0.0%	48	9.85%	47	15.7%	294	5.33%	509	25.02%	72	4.48%	1,118	11.23%
Distribution - direct	-	0.0%	-	0.0%	-	0.0%	-	0.0%	357	17.55%	56	3.5%	413	4.15%
Insurance Expense	886	0.0%	-	0.0%	967	323.4%	-	0.0%	1,412	69.41%	-	0.0%	3,265	32.79%
Office Supplies	42	0.0%	20	4.06%	141	47.3%	88	1.59%	-	0.0%	65	4.04%	356	3.58%
QB Hosting	-	0.0%	-	0.0%	-	0.0%	-	0.0%	660	32.44%	149	9.29%	809	8.13%
Bank Service Charges														
CC fees	-	0.0%	(0)	-0.05%	132	44.13%	32	0.58%	31	1.54%	16	1.0%	211	2.12%
Authorize.net fees	-	0.0%	-	0.0%	20	6.83%	15	0.28%	15	0.75%	24	1.47%	74	0.75%

A Boring Life, Inc.
Profit & Loss
January through June 2019



												TOTAL	
	Jan 19	% of Income	Feb 19	% of Income	Mar 19	% of Income	Apr 19	% of Income	May 19	% of Income	Jun 19	% of Income	Jan - Jun 19	% of Income
Bank Service Charges - Other	-	0.0%	-	0.0%	50	16.72%	50	0.91%	50	2.46%	50	3.11%	200	2.01%
Total Bank Service Charges	-	0.0%	(0)	-0.05%	202	67.68%	97	1.76%	97	4.74%	90	5.58%	485	4.88%
Computer and Internet Expenses	-	0.0%	232	47.21%	-	0.0%	-	0.0%	42	2.07%	98	6.1%	372	3.74%
Dues and Subscriptions	-	0.0%	25	5.08%	20	6.67%	20	0.36%	20	0.98%	-	0.0%	85	0.85%
Fees & Licenses	-	0.0%	-	0.0%	-	0.0%	750	13.58%	400	19.66%	-	0.0%	1,150	11.55%
Parking & Tolls	-	0.0%	-	0.0%	-	0.0%	4	0.07%	24	1.18%	-	0.0%	28	0.28%
Postage and shipping supplies	-	0.0%	406	82.46%	214	71.67%	39	0.7%	310	15.22%	459	28.57%	1,427	14.34%
Research & Development	147	0.0%	225	45.73%	-	0.0%	22	0.39%	203	9.99%	-	0.0%	597	6.0%
Telephone Expense	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	663	41.23%	663	6.66%
Total Expense	7,267	0.0%	5,926	1,204.47%	1,942	649.49%	7,647	138.49%	24,478	1,203.21%	36,621	2,277.41%	83,881	842.59%
Net Ordinary Income	(7,267)	0.0%	(5,854)	-1,189.85%	(1,780)	-595.48%	(5,111)	-92.57%	(23,397)	-1,150.05%	(36,107)	-2,245.46%	(79,516)	-798.75%
Other Income/Expense														
Other Expense														
Interest Expense - Conv Debt	-	0.0%	-	0.0%	-	0.0%	-	0.0%	658	32.32%	822	51.11%	1,479	14.86%
Uncategorized Expense/Income	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Total Other Expense	-	0.0%	-	0.0%	-	0.0%	-	0.0%	658	32.32%	822	51.11%	1,479	14.86%
Net Other Income	-	0.0%	-	0.0%	-	0.0%	-	0.0%	(658)	-32.32%	(822)	-51.11%	(1,479)	-14.86%
Net Income	(7,267)	0.0%	(5,854)	-1,189.85%	(1,780)	-595.48%	(5,111)	-92.57%	(24,055)	-1,182.37%	(36,929)	-2,296.57%	(80,996)	-813.61%



A Boring Life, Inc.
Balance Sheet
As of June 30, 2019

	Jun 30, 19
ASSETS	
Current Assets	
Checking/Savings	
Salal CU	54,730
Total Checking/Savings	54,730
Total Accounts Receivable	2,601
Other Current Assets	
Inventory Asset	
Freight In	709
Inventory Asset - Other	14,265
Total Inventory Asset	14,974
Total Other Current Assets	14,974
Total Current Assets	72,305
Fixed Assets	
Furniture and Equipment	119
Total Fixed Assets	119
Other Assets	
Organizational Fees	3,472
Total Other Assets	3,472
TOTAL ASSETS	**75,897**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Total Accounts Payable	3,566
Other Current Liabilities	
Accrued Interest Payable	1,479
Combined Sales Tax Rate Payable	29
New Jersey Sales Tax Payable	16
Total Other Current Liabilities	1,525
Total Current Liabilities	5,091
Long Term Liabilities	
Convertible Debt	100,000
Total Long Term Liabilities	100,000
Total Liabilities	105,091
Equity	
Common Stock	30,000
Capital Raise expenses	(775)
Shareholders Distribution/Contr	22,576
Net Income	(80,996)
Total Equity	(29,194)
TOTAL LIABILITIES & EQUITY	**75,897**



A Boring Life, Inc.
Statement of Cash Flows
January through June 2019

	Jan - Jun 19
OPERATING ACTIVITIES	
Net Income	(80,996)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	(2,601)
Inventory Asset	(14,199)
Inventory Asset:Freight In	(709)
Accounts Payable (A/P)	3,566
Accrued Interest Payable	1,479
Combined Sales Tax Rate Payable	29
New Jersey Sales Tax Payable	16
Net cash provided by Operating Activities	(93,414)
INVESTING ACTIVITIES	
Furniture and Equipment	(119)
Organizational Fees	(3,472)
Net cash provided by Investing Activities	(3,591)
FINANCING ACTIVITIES	
Convertible Debt	100,000
Common Stock	30,000
Capital Raise expenses	(775)
Shareholders Distribution/Contr	22,511
Net cash provided by Financing Activities	151,736
Net cash increase for period	54,731
Cash at end of period	**54,731**

EXHIBIT B
Company Summary





Company: A Boring Life

Market: Hemp extract with CBD infused snack foods

Product: Chef-curated natural snack foods infused with hemp extract with CBD

Company Highlights

- Participated in the Canopy Boulder Accelerator Program and received a $130,000 investment from Canopy Boulder
- In Q2 2019, the company launched a line of hemp extract with CBD high-protein snacks in healthy and natural food grocery stores such as New Seasons, Erewhon, and Green Acres Market
- The company's products have been approved for distribution in 80,000 convenience stores across the country through the Asian American Trade Associations Council (AATAC) business association
- Founders previously founded Hip Chick Farms, an organic poultry frozen food company which was distributed nationally and sold in Whole Foods, Safeway, and Target[i]

EXECUTIVE SNAPSHOT

A Boring Life makes high quality chef-curated natural snack foods infused with hemp extract with CBD. The company is the brainchild of Serafina Palandech and Jennifer Johnson, who previously founded Hip Chick Farms, an organic poultry frozen food company, started in 2013. Hip Chick products are distributed nationally and sold in grocery stores like Whole Foods, Safeway and Target.[ii] The duo is now focused on creating convenient, healthy snacks to support a more relaxed lifestyle by combining Omega-3 rich, high-protein nuts with the calming properties of hemp extract with CBD to meet consumer demand in the cannabis marketplace.

In Q2 2019, the company launched its line of hemp with CBD-infused snacks in supermarkets and health food and natural grocery stores such as New Seasons, Erewhon, and Green Acres Market, among others. A Boring Life's product line of high protein and Omega-3 rich almonds and walnuts have been approved for distribution in 80,000 convenience stores across the country through the Asian American Trade Associations Council (AATAC). The company aims to strategically launch a regional roll out of its products into 10% of these stores in the near future by selecting key distributor locations. It's also currently in talks with grocery stores, specialty stores and e-commerce platforms to expand distribution and drive sales. On July 29, 2019, the company launched its first products on Amazon,[iii] The Sweet & Spicy Walnuts are available in packs of three[iv] and 12 pack boxes on Amazon,[v] while the Dark Chocolate & Sea Salt Almonds are only available in 12 pack boxes.[vi] The company's 1,000 mg peppermint flavored hemp tincture is also available as well.[vii]



You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are not inclusive of lower dollar amount perks unless specifically identified. Perks are deliverable at the investors request, in which case they must pay a shipping fee that will be based on their state or country assuming it's legal to ship to that destination.

$250: Boring Bones Gummies for dogs and A Boring Life "Boring AF" fanny pack stuffed with nuts

$500: A Boring Life Starter Kit: 2 bags of each flavored nut, a bottle of 1,000 mg hemp extract tincture, and bag of Boring Bones Gummies for dogs

$1,000: A Boring Life picnic blanket with picnic basket stuffed with Chef Jen's favorite snacks and wine

$2,500: Mt. Hood adventure backpack stuffed with A Boring Life's snacks and 1,000 mg hemp extract tincture for your adventure

$5,000: A Boring Year: one case of nuts per month, one 1,000 mg hemp extract tincture per month, and one case of Boring Bones Gummies for Dogs

$10,000: Two round-trip tickets to visit the Boring Life Farm + a gift bag of each product

$20,000: A Boring Life's executive chef, Jennifer Johnson, will come to YOU! Chef Jen will host A Boring Life dinner party at your house for up to six people

COMPANY SUMMARY

Opportunity

In the U.S., anxiety disorders affect 40 million adults age 18 and older each year. This represents nearly 18.1% of the population.[viii] Why have anxiety disorders propagated so much recently, and why do they appear so often in today's society? Evolutionary biologists point to a mismatch between our current environment found in cities, and social factors like bureaucracy, inequality, and social media, that were not present during natural human evolutionary development.[ix] Regardless of the causes of today's anxiety epidemic,[x] remedies for anxiety disorders often involve some sort of pharmaceutical drug or psychotherapy, or both.[xi] However, many individuals are incorporating



alternative, natural remedies to treat anxiety and manage symptoms. Cannabidiol (CBD) oil—mainly derived from the hemp plant—is found in the cannabis sativa family of plants. Although research is still ongoing, CBD has commonly been used to address anxiety, pain, and sleep disorders, and has been indicated in studies to help treat neurological seizure disorders.[xii]



Founders Serafina Palandech and Jennifer Johnson live on a lavender farm in Boring, Oregon and have decided to use their culinary skills and experience in the natural foods industry to create a good tasting natural-solution to support the absorption of CBD in the endocanaboniod system. They started A Boring Life to provide high quality, chef-curated natural snack foods infused with hemp extract with CBD. The founders are fresh off their first venture—Hip Chick Farms—and are now focused on creating convenient healthy snacks to support a more relaxed lifestyle by combining Omega-3 rich, high-protein nuts with the calming properties of hemp extract with CBD. A Boring Life nuts are sold in grocery chains such as New Seasons and Erewohn as well as convenience stores and specialty food stores like Green Acers.

Product

A Boring Life's nuts are tasty snacks that provide an easy and convenient way to get a dose of protein and hemp extract with CBD. The current product line includes: Roasted Almonds with a Hint of Lavender, Dark Chocolate & Sea Salt Almonds, and Sweet and Spicy Walnuts. Almonds and walnuts are natural, feel good foods and the naturally occurring Omega-3's may help ease depression.[xiii] The company's almonds and walnuts are grown in California on a family farm, and the company sources its other ingredients from multiple vendors in the U.S. to obtain the best quality and freshness. A Boring Life's products are gluten-free, and vegetarian, keto, and paleo diet friendly. There is also a sugar free option. Each pack of nuts provides one serving and fits easily in a purse or gym bag. All of A Boring Life's products are lab tested to help ensure the trust, reliability, and quality of its ingredients.





A BORING LIFE IS A GOOD LIFE
organic HEMP EXTRACT
25mg HEMP EXTRACT
a boring life
WALNUTS
SWEET & SPICY
ORGANIC HEMP EXTRACT
NET WT. 1 oz (28g)
ORGANIC . VEGAN . GLUTEN-FREE

VEGAN FRIENDLY

Most of Our Products are Vegan and Offer a Great Source of Plant-Based Protein!



GLUTEN-FREE

Our Products are Gluten-Free and Do Not Contain Wheat!



HEALTH & WELLNESS

Hemp Extract is Known for its Health and Wellness Benefits with Some Users Reporting Better Management of Anxiety, Depression, Pain & Sleeplessness



LAB
TESTED
+
legal

Hemp Extract is a Federal Legal Ingredient Under the 2018 Farm Bill. Our Products are Tested and Verified by Third Party Labs to Ensure Quality









25mg
a boring life
ALMONDS
ORGANIC · VEGAN · GLUTEN-FREE

Roasted Almonds with a Hint of Lavender

A Boring Life's Lavender Almonds are delicately roasted with a hint of lavender and organic coconut oil infused with 25 mg of organic hemp extract per serving. The product is sugar free and KETO and PALEO diet friendly. Ingredients include almonds, organic coconut oil, organic hemp extract, lavender, and salt.

25mg
a boring life
ALMONDS
ORGANIC · GLUTEN-FREE

Dark Chocolate & Sea Salt Almonds

A Boring Life's Dark Chocolate & Sea Salt Almonds are perfectly salted almonds rich in protein, essential vitamins, and Omega-3 fatty acids that aid in enhancing mind and body functions and help promote a calm sense of well-being. Ingredients include almonds, organic dark chocolate, organic coconut oil, 25 mg of organic hemp extract, sugar, cocoa, and sea salt.

25mg
a boring life
WALNUTS
ORGANIC · VEGAN · GLUTEN-FREE

Sweet & Spicy Walnuts

The Sweet & Spicy Walnuts are rich in protein, essential vitamins, and Omega-3 fatty acids that aid in enhancing the mind and body functions and allow for maximum absorption into the body and promote a calm sense of well-being. These walnuts are grown on a family farm in California. Ingredients include walnuts, chili powder, cayenne pepper, sugar, organic coconut oil, and 25 mg of organic hemp extract.

a boring life
CBD TINCTURE
1000mg

1,000 mg Hemp Extract with Peppermint Tincture



A Boring Life's hemp extract with peppermint tincture contains organically grown hemp extract with CBD and is peppermint flavored. Each 1mL serving contains approximately 36 mg of CBD. Hemp extract is believed to help alleviate stress, anxiety and depression as well as assist in pain management and sleeplessness.

A Boring Life's hemp extract is made with 70%+ pure hemp distillate derived from organically cultivated American-grown hemp. This extract is blended with USDA-certified, organic medium-chain triglyceride (MCT) oil derived from organic non-GMO coconuts. This full spectrum tincture not only contains CBD, it also contains terpenes and other cannabinoids such as cannabigerol (CBG), Cannabinol (CBN), and trace amounts of tetrahydrocannabinol (THC) (less than 0.3%).

By combining multiple cannabinoids and terpenes, the company believes its products are more effective than competitors' CBD-only products because the multiple cannabinoids and terpenes present may work together synergistically in what is known as the entourage effect.[xiv] The entourage effect occurs when the many components found in a cannabis plant interact with the human body to produce a stronger influence than any single component alone.[xv]


10mg
a boring life
BORING BONES

Boring Bones Gummies for Dogs

The company is currently developing a line of pet products that feature hemp extract with CBD. A Boring Life plans to create bacon flavored Boring Bones Gummies for dogs that will each have 10 mg of CBD per serving.

Use of Proceeds


Amount if ($25,000) Minimum Raised
Marketing Expenses 10%
General Marketing 10%
R&D 0%
Manufacturing 60%
Future Wages 20%
General Working Capital 0%


Amount if ($107,000) Maximum Raised
Marketing Expenses 5%
General Marketing 16%
R&D 9%
Manufacturing 37%
Future Wages 14%
General Working Capital 19%

A Boring Life has created a distribution business model to help expansion efforts. The funds raised will be used to increase distribution throughout the U.S., drive sales and marketing, build brand identity, and introduce a new line of pet products.

If A Boring Life raises the minimum amount of $25,000, it plans to use the proceeds primarily for the following:

- Campaign marketing (10%)
- General marketing (10%)
- Manufacturing (60%)
- Future wages (20%)

If A Boring Life raises the maximum amount of $107,000, it plans to use the proceeds primarily for the following:

- Campaign marketing expenses (4.7%)
- General marketing (15.9%)
- Research and development (9.4%)
- Manufacturing (37.4%)
- Future wages (14%)
- General working capital (18.7%)



Product Roadmap

The company intends to focus on the following milestones:

- Achieving 50% gross margin on all products
- Launching into 500 stores
- Building brand awareness through social media, public relations, and marketing efforts
- Introduce new product offerings for pets such as Boring Bones Gummies for Dogs

Business Model

A Boring Life's products are designed for health-conscious individuals who care about their body and wellbeing. The company wants to continue to deepen its relationship with national and regional retailers and develop new channels with natural and conventional groceries, gift and specialty shops, gyms and coffee shops. Its target customers include mass merchandisers, grocery stores, membership club stores, drug stores, convenience stores, distributors, e-commerce, and high-frequency stores.

Suggested retail price for the company's snacks range from $5.50 per single serving bag, to $47.99 for a box of 12 CBD-infused nuts ($79.99 for the Dark Chocolate & Sea Salt Almonds) and $59.99 for the 1,000 mg tincture bottle of CBD extract. A price for the company's Boring Bone Gummies for Dogs has not yet been set.

	Single Serving	Pack of 3	Box of 12
Lavender Almonds	$5.50	$14.99	$47.99
Dark Chocolate & Sea Salt Almonds	$9.00	$24.99	$79.99
Sweet and Spicy Walnuts	$5.59	$14.99	$47.99
1,000mg Hemp Extract Tincture	$59.99		



USER TRACTION

In Q2 2019, the company launched its line of hemp extract with CBD snacks in supermarkets such as New Seasons, Erewhon, Green Acres Market, and Market of Choice, among others. On July 5, 2019, A Boring Life's products were approved for distribution in 80,000 convenience stores across the country through the AATAC business association. On July 29, 2019, the company launched its first product—Sweet and Spicy Walnuts—on Amazon,[xvi] and is currently in talks with GNC, Macy's, National Coop Grocers Association, and others to launch in their stores in the near future.













HISTORICAL FINANCIALS

In 2018, A Boring Life generated approximately $1,350 in revenue, primarily from the sale of its products in farmers markets. Although the company commenced business operations in 2018, it didn't fully begin operating in earnest until January 2019. A Boring Life's products then launched into grocery stores in Q2 2019. Year-to-date as of June 2019, the company has generated $9,955 in revenue. Thus far, Dark Chocolate Almonds have been the company's best seller, accounting for 39% of the company's total revenue. Lavender Almonds and Sweet & Spicy Walnuts each account for 29% and 26% of the company's revenue, respectively. Shipping income and other miscellaneous items account for the remaining 6% outstanding. April 2019 was the company's best month for sales to date due to store launches and accounts for nearly 55.5% of the company's total revenue since inception. Overall, the company is operating at a gross margin of 53.3% for the year as of June 2019.





Revenue
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19

Product Revenue
$5,000
$4,000
$3,000
$2,000
$1,000
$-
27%
39%
27%
5%
2%
Almonds with Lavender
Chocolate Almonds
Sweet and Spicy Walnuts
Other
Shipping Income

Monthly Product Revenue
$2,500
$2,000
$1,500
$1,000
$500
$0
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Almonds with Lavender
Chocolate Almonds
Sweet and Spicy Walnuts
Other
Shipping Income

As of June 2019, year-to-date expenses totaled $87,855. This included $82,381 of operating expenses and $5,474 in costs of goods sold (COGS). Top expenses for 2019 were payroll ($32,270), marketing ($13,371), and rent expenses ($9,703).





A Boring Life generated a year-to-date net loss of $80,996 as of June 2019, with a large majority of expenses occurring in the second quarter of 2019. The company's average monthly burn rate for 2019 has been $14,970 per month. As of June 2019, the company had $104,760 in cash and foresees six months of runway given that they want to increase advertising and marketing expenses to grow and expand.



INDUSTRY AND MARKET ANALYSIS

In 2018, the recent U.S. Farm Bill designated hemp as an agricultural crop and made it legal to farm nationwide.[xvii] Increasing consumer interest in hemp and CBD oil is driving new market entrants to fill shelves with new hemp-derived products to meet the growing demand in this evolving regulatory environment.[xviii] According to a study by a CBD Marketing firm in Chicago, people are actively sourcing recommendations and opinions about CBD oil, be it through social media or other online sources.[xix]

Hemp and marijuana are derived from different varieties of the Cannabis sativa species. Marijuana is grown by selectively breeding for high concentrations of the psychoactive tetrahydrocannabinol (THC), whereas hemp is cultivated for high concentrations of cannabidiol (CBD). According to the Farm Bill, hemp is legal provided that it contains no more than 0.3% THC.[xx] While researchers are still studying the potential benefits of CBD, it's already used for pain relief, anti-seizure properties, combatting anxiety, fighting cancer, reducing the risk of diabetes, and treating sleep issues.[xxi]

Although the Farm Bill changed the federal government's position on hemp farming and the production of CBD oils, individual states have not responded in-kind and the debate on the substance's legality is still murky. The Department of Agriculture, which regulates hemp production, has promised to issue a framework outlining hemp production before the end of 2019. Also, in testimony before Congress, former FDA commissioner Scott Gottlieb suggested that potent CBD products be regulated as a pharmaceutical product requiring FDA approval, while low-dose products continue to be allowed to stay on the shelves of CBD merchants.[xxii]



States where marijuana is legal
Legalized recreational and medical marijuana
Legalized medical marijuana
WA
OR
CA
NV
AK
MT
ND
MN
UT
CO
AZ
NM
OK
MO
AR
LA
IL
MI
OH
WV
PA
NY
VT
NH
ME
MA
CT
RI
NJ
DE
MD
FL
HI
Insider Inc.

In 2017, the U.S. CBD industry grew by nearly 40% to reach a total market size of $367 million. The U.S. CBD market is expected to reach $1.2 billion by 2021, and nearly $2 billion by 2022. The U.S. hemp-derived CBD market is expected to reach $646 million by 2022, while the U.S. marijuana-derived CBD market is expected to reach $647 million by 2022. U.S. pharmaceutical-related CBD product sales are expected to reach $625 million by the end of 2022. In 2017, hemp was grown in 19 different states across 25,500 acres of farmland with 70% of land allocated for CBD production, 20% for seed, and 10% for hemp fiber production.[xxiii]

2018 was the largest year ever for venture capital financing in the global cannabis industry with over $881 million invested across 139 deals. That was more than double the ~$400 million that was invested in 2017 and more than eight times what was invested in 2014. As of January 25, 2019, VC investment in cannabis was at nearly $100 million for the year.[xxiv]





COMPETITORS

Weller Snacks: Founded in 2017, Weller Snacks provides an assortment of CBD-infused products including a water-soluble CBD powder, CBD-infused sparkling water, and CBD-infused coconut bites. These products contain 0% THC, are lab tested and verified for potency, and each contain 25 mg of broad-spectrum hemp extract per serving.[xxv] Weller Snacks products can be purchased through the company's website, with prices ranging from $14.99 for three packages of coconut bites[xxvi] to $80 for the Barista Blend water-soluble CBD powder.[xxvii] In July 2019, the company raised $3 million in Series Seed funding, bringing its total funding amount to date to $4.25 million.[xxviii]

Good Bites CBD: Headquartered in Venice, California, Good Bites CBD provides handcrafted, organic, nutrient-dense, CBD-infused snacks. The company uses pure CBD oil from non-psychoactive organic hemp in its snacks such as coconut brownie bites, coconut macaroon bites, and raw cookie dough bites. Each snack has a high and low dose CBD version, 25 mg on the high end and 10 mg on the low end. The company also offers two sizes of CBD oil tincture bottles, 500 mg and 1,000 mg.[xxix] Prices range from $20 for the snack bites[xxx] to $48 for the low potency, 500 mg CBD oil tincture bottle,[xxxi] and $62 for the high potency, 1,000 mg tincture bottle.[xxxii]

Vital Leaf: Founded and headquartered in Portland, Oregon, Vital Leaf offers a line of artesian chocolates and herbal formulas infused with full-spectrum CBD oils. The company uses a plant-forward approach when formulating its products, meaning it consciously selects, sources, and pairs specific ingredients to maximize the healing properties of CBD and increase the user's enjoyment. Vital Leaf claims its products are free of processed refined white sugars, high-glycemic sweeteners, artificial colorings, common allergens, pesticides, preservatives, and any ingredient that would hinder the plant's medicinal properties.[xxxiii] The company's products include items such as CBD elixir drops, CBD chocolate, CBD body balm, and CBD capsules. Prices range from $15 for a 100 mg CBD chocolate bar to $69 for a 750 mg bottle of the company's CBD tincture.[xxxiv]

Grön: Founded in 2015, Grön offers cannabis and CBD-infused edibles including chocolate bars, chocolate covered coffee beans, chocolate sauce, and caramel sauce. It also offers a line of cannabis and CBD-infused skincare products, such as clay masks, body balm, face cream, hair mask, body lotion, and CBD tincture bottles



ranging in size from 500 mg to 1000 mg. Prices range from $12 for a five serving bar of CBD-infused chocolate to $60 for the CBD-infused revitalizing body lotion or the unflavored water-soluble elixir.[xxxv] Grön's edibles were available to medical marijuana card carriers a full year before Oregon legalized recreational cannabis, and its products are currently available at over 400 dispensaries across the state.[xxxvi]

EXECUTIVE TEAM



Serafina Palandech, Co-Founder and CEO: Serafina has been the CEO and Co-Founder for A Boring Life since its incorporation in 2019. Previously, she co-founded the organic food company Hip Chick Farms where she was responsible for sales, marketing, financial management, hiring, and staff management. Serafina grew Hip Chick Farms distribution to over 5,000 points of distribution in five years. Serafina has a bachelor's degree in Women's Studies and Fine Art from the University of California, Santa Cruz.



Bronwyn Heaps, COO: Bronwyn has been the Chief Operating Officer for A Boring Life since March 2019. She is in charge of the overall operational strategy and aligns the company's direction with its overall corporate objectives. She maintains sales and operational items such as inventory reports, inventory levels, production schedules, and product types and classes. Prior to joining A Boring Life, Bronwyn was a project controls manager for SunPower Corporation where she managed cost reduction and supply chain improvement for the residential solar business. She has a bachelor's degree in Political, Legal, and Economic Analysis, along with a master's degree in Public Policy from Mills College.



Jennifer Johnson, Vice President and Head Chef: Jennifer has been the Vice President and lead chef for A Boring Life since its incorporation in 2019. She leads the production process and oversees the company's facilities and maintenance procedures. She is also responsible for training, job design, work assignments, and regulatory compliance. Jennifer develops and maintains accurate records for key performance indicators (KPIs), and quality assurance and quality control (QA/QC), to ensure all products are produced to the company's standards. Previously, she cooked for ten years at Chez Panisse—a high-end restaurant in Berkeley California—and was the Executive Chef for the Getty Family for 16 years. She also was a Co-Founder at Hip Chick Farms.

PAST FINANCING

Security	Date	Amount	Interest Rate	Discount	Term	Valuation/Valuation Cap
Convertible Note	Apr-19	$100K	8%	20%	24 Months	$2.5M
Common Stock	Apr-19	$30K	N/A	N/A	N/A	~$400K



In April 2019, A Boring Life issued $30,000 worth of common stock (i.e. 7.5% of the company or 71,756 shares of common stock) to participate in the Canopy Boulder Accelerator Program and received a $100,000 convertible promissory note investment from the Canopy Boulder investment group as well. Terms for the note include a simple interest rate of 8% due in cash or convertible into equity of the company's stock with a maturity date set for two years after acceptance of the agreement. The note also includes an anti-dilution provision and a put option.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $3.5 million
Discount: 20%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $3.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Portland Business Journal: Hip Chick Farms founders land in Boring, pivot from chicken to CBD
CBS Koin6 News: Couple finds CBD success with 'A Boring Company'
Times of CBD: A Boring Life (Formerly Hip Chick Farms) Goes From Frozen Chicken Brand to CBD Snack Market
Nosh: Former Frozen Chicken Entrepreneurs Turn to CBD
The Everygirl: This CEO Is Proof You Don't Have to Follow One Set Career Path—Here's How She Did It

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



i
https://static1.squarespace.com/static/562837d1e4b0c53c5afbc078/t/57560b82356fb02fbe7924b5/1465256849458/2016+Cultivating+Change+Summit+Program.pdf
ii
https://static1.squarespace.com/static/562837d1e4b0c53c5afbc078/t/57560b82356fb02fbe7924b5/1465256849458/2016+Cultivating+Change+Summit+Program.pdf
iii https://www.amazon.com/Boring-Life-Walnuts-Cayenne-Organic/dp/B07TKZ4LBT/ref=sr_1_1?keywords=A+boring+life&qid=1564589327&s=grocery&sr=1-1
iv https://www.amazon.com/dp/B07TKZ4LBT?ref=myi_title_dp
v https://www.amazon.com/dp/B07TKZ9XHY?ref=myi_title_dp
vi https://www.amazon.com/dp/B07TLZ1S16?ref=myi_title_dp
vii https://www.amazon.com/dp/B07TY8KBC8?ref=myi_title_dp
viii https://adaa.org/about-adaa/press-room/facts-statistics
ix https://www.psychologytoday.com/us/blog/clear-organized-and-motivated/201703/5-sources-stress-and-anxiety-in-the-modern-world
x https://www.psychologytoday.com/us/blog/curious/201809/is-there-anxiety-epidemic-in-todays-youth
xi https://www.mayoclinic.org/diseases-conditions/generalized-anxiety-disorder/diagnosis-treatment/drc-20361045
xii https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476
xiii https://draxe.com/walnuts-nutrition/
xiv https://www.leafly.com/news/cannabis-101/cannabis-entourage-effect-why-thc-and-cbd-only-medicines-arent-g
xv https://cbdoilreview.org/cbd-cannabidiol/cbd-entourage-effect/
xvi https://www.amazon.com/Boring-Life-Walnuts-Cayenne-Organic/dp/B07TKZ4LBT/ref=sr_1_1?keywords=A+boring+life&qid=1564589327&s=grocery&sr=1-1
xvii https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-cbd
xviii https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-cbd
xix https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-cbd
xx http://fortune.com/2018/12/21/hemp-federal-farm-bill/
xxi https://www.canabomedicalclinic.com/5-health-benefits-cbd-oils/
xxii https://www.politico.com/story/2019/05/31/states-hemp-oil-market-1460113
xxiii https://www.globenewswire.com/news-release/2018/08/14/1551412/0/en/CBD-industry-to-grow-to-2-Billion-by-2022.html
xxiv https://pitchbook.com/news/articles/the-top-vc-fundings-investors-in-cannabis-in-2018
xxv https://www.welleryou.com/
xxvi https://www.welleryou.com/product-category/bites-coconut/
xxvii https://www.welleryou.com/product-category/cdb-drink-mix/
xxviii https://www.bevnet.com/news/2019/weller-raises-3m-in-series-seed-round
xxix https://goodbitescbd.com/shop/
xxx https://goodbitescbd.com/product/coconut-brownie-25mg/
xxxi https://goodbitescbd.com/product/cbd-oil-tincture-500mg/
xxxii https://goodbitescbd.com/product/cbd-oil-tincture-1000mg/
xxxiii https://vitalleaf.com/plant-forward-cbd/
xxxiv https://vitalleaf.com/shop/



xxxv https://shopgron.com/shop/
xxxvi https://shopgron.com/about-us/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

A Boring Life, Inc.
29830 SE Wheeler Road
Boring, OR 97009

Ladies and Gentlemen:

The undersigned understands that A Boring Life, Inc., a Corporation organized under the laws of Oregon (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated August 15, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on October 14, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Oregon, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Oregon, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Oregon, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	29830 SE Wheeler Road Boring, OR 97009 Attention: Serefina Palandech
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW, Ste 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

A Boring Life, Inc
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

A BORING LIFE, INC.

CROWD NOTE

FOR VALUE RECEIVED, A Boring Life, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3.5 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is October 14, 2019

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however,</u> that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of

directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Oregon as applied to other instruments made by Oregon residents to be performed entirely within the state of Oregon, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Oregon unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

Investment Opportunity



a boring life
ALMONDS
a boring life
ALMONDS
HINT OF LAVENDER
25mg
ORGANIC . VEGAN . GLUTEN-FREE
a boring life
WALNUTS
25mg

a boring life

EXTRAORDINARY PRODUCTS • Relaxed Lifestyle

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

a boring life

organic **HEMP** EXTRACT

Age of Anxiety:

- Anxiety is now the most common mental illness in the U.S. [iii]

  - 18% of Americans are diagnosed with an anxiety disorder annually, nearly one-third of Americans are diagnosed over their lifetimes [ii]

i, ii, https://time.com/5269371/americans-anxiety-poll/



a boring life

organic **HEMP** EXTRACT



The Solution

organic HEMP EXTRACT

A Boring Life makes chef-curated snack foods infused with Hemp Extract/CBD

- Natural relief for anxiety, depression, ADD, and a host of other ailments[i]
- Familiar products for ease of introduction and integration
- From female founders and management team that created Hip Chick Farms

i. https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476





a boring life

Company Vision

Products to Support a More Relaxed Lifestyle.

organic HEMP EXTRACT

Founded by a working family using CBD as natural relief for a variety of problems

Authentic, Transparent, Trustworthy

Clean Label

Simple ingredient list with thoughtful ingredient sourcing

Chef-Curated

Recipes created by a chef, not a lab formulation

Regenerative Agriculture

Organic farm in Boring, OR growing lavender

Boring Snacking Nuts

Organic Hemp Extract Tincture

Boring Bones Gummies for Dogs


a boring life
WALNUTS
25mg
a boring life
ALMONDS
25mg
a boring life
ALMONDS
25mg
a boring life
BORING BONES
GUMMIES for DOGS

a boring life





Product Features

organic HEMP EXTRACT

a boring life
ALMONDS
HINT OF LAVENDER
25mg
ORGANIC · VEGAN · GLUTEN-FREE
a boring life
ALMONDS
a boring life
WALNUTS

- Full Spectrum Hemp Extract
- Organically Cultivated & Non GMO
- Great Source of Protein & Omega 3's
- Vegetarian, Vegan, & Gluten Free
- Third-Party Tested and Verified COAs
- Organic Chocolate

a boring life



Hemp and CBD Consumer

Who is using CBD

- Slight majority being female
- 40% of users aged 26-35, 25% aged 46-79
- Top reasons: insomnia, depression, anxiety, joint pain
- Spend an average of $20-$80 monthly on CBD
- 80% take CBD at least once each week; 25% take CBD daily
- 42% stop taking pharmaceuticals for their condition

- Millennials: healthy lifestyle products, post-workout recovery, anxiety, depression
- Gen X: healthy lifestyle products, neuroprotection, chronic pain, insomnia
- Boomers: Lifestyle / medicinal products neuroprotection, chronic pain, anxiety, insomnia
- Older Seniors: Medicinal products, chronic pain, anxiety, neuroprotection, insomnia



Source: Brightfield Group "Hemp-Derived CBD 2018 Market Overview and Analysis"

a boring life

- 99% Compound Annual Growth Rate 2018 to 2023 (projected)
- 2023 Food and Beverage Market $2.5B



Billions

$20
$15
$10
$5
$

2018
2019 $5B
2020
2021
2022
2023 $25B

Source: "From Farm to Aisle, US CBD Market 2019", Brightfield Group

a boring life

Priorities

New Distribution	Selectively add new retailers and distributors that are good partners
Drive Velocity	Develop and fund strong marketing plans to support turns at key retailers
Distribution	Focus on effective coverage of key accounts and increasing stock keeping unit (SKU) penetration
Build Brand	Utilize public relations (PR), social media, and events to establish and build trusted brand identity
Line Expansion	Introduce new SKUs in current and new categories



a boring life

First 45 Days Traction

Stores

70
60
50
40
30
20
10
0

New Stores by Week (Cumulative)

15-May-19 1-Jun-19 15-Jun-19 15-Jul-19

a boring life



Timeline



------------- Anticipated ----------------
Canopy
Boulder
Today
Seed Round
Series"A" Round
Product Development
Supplier Sourcing
Testing
Website live
Grocery launch
Amazon
New product intro
Grocery expansion
Driving Velocity
New products
Risk Level
Founded
2019
Time (18 - 24 months)

a boring life

A Boring Life's New Product Innovation Process

Stage 1
- Idea generation: Market, Focus Groups, Employees, Sales People, Trade Shows
- Idea Screening: Eliminate low potential value concepts before devoting resources

Stage 2
- Product Design & Development: Concept development and testing, Business Analysis, Technical Implementation
- Decisions based on: Final product sample review, Feasibility Review, Risk Analysis, Resources for Commercialization

Stage 3
- Product Commercialization: Commissioning production, implement marketing strategy, launch product, & fill pipeline
- Adjustments based on initial production

Stage 4
- Launch & Post Launch Assessment: Market Targets, Financial Targets, Production & Distribution Review, Quality Review

a boring life



Marketing Content Creation and Deployment Strategy


Paid
In-store Promotion
Owned
Earned
Focus on Growing Distribution Channels




A BORING LIFE
IS A GOOD LIFE


a boring life
ALMONDS



a boring life



Marketing and Brand Awareness

organic HEMP EXTRACT

NOSH

a boring life

Former Frozen Chicken Entrepreneurs Turn to CBD



The Washington Post

a boring life

10 food trends you're about to start seeing everywhere



KOIN 6 Watching out for you

Couple finds CBD success with 'A Boring Company'



Entrepreneur

29 New and Tasty Things I Ate at the 2019 Summer Fancy Food Show



PORTLAND BUSINESS JOURNAL

Hip Chick Farms founders land in Boring, pivot from chicken to CBD



a boring life





Use of Proceeds

- Sales & Marketing 50%
- R&D 10%
- G&A 15%
- Operations 25%

Current Investment Opportunity

Crowd Note
- ⌄ $3.5M Valuation Cap
- ⌄ 20% Discount
- ⌄ Min: $25,000
- ⌄ Max: $107,000



a boring life ●

Team: Experience & Expertise

organic HEMP EXTRACT



Serafina Palandech
CEO



Jennifer Johnson
VP, Chef



Bronwyn Heaps
COO

a boring life

a boring life

EXTRAORDINARY
◆ PRODUCTS ◆

Relaxed Lifestyle


organic HEMP EXTRACT

A BORING LIFE
IS A GOOD LIFE

◆ *Boring, OR* ◆

ABORINGLIFE.COM
@ABORINGLIFECBD

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



a boring life

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,



a boring life





Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



a boring life

EXHIBIT F
Video Transcript

ABoringLife_Microventures_Draft6.mp4

Serafina [00:00:04] I'm going to start with the three reasons to invest in A Boring Life.

Serafina [00:00:08] One, we have as seasoned and experienced team that's previously started scaled and exited two natural foods companies. So we know what we're doing. Two we have a differentiated product in the marketplace. And three we have traction today in a huge market opportunity.

Serafina [00:00:27] But first let me tell you a story. My name is Serafina Palandech. I'm the co-founder and CEO of A Boring Life, and I live on a lavender farm in a town called Boring, Oregon. And I'm here today to tell you why a boring life is a good life.

Serafina [00:00:41] So last year I was between business ventures and I found myself bored and boring. This time instead of fleeing the quiet moments I leanded in. And I found it was a great thing to be bored. It sparked my creativity and allowed me to daydream. So many of us are looking for a way to feel better.

Serafina [00:00:57] There is an overwhelming consumer demand for CBD in the marketplace today. So what we've done in a boring life is we've paired natural and nutritious foods with CBD and hemp extract. So we've created a product offering with our first product line here that provides an overall sense of well-being.

Serafina [00:01:17] So let me tell you about our products. We have our roasted almonds with lavender, we have our dark chocolate and sea salt, and we have our sweet and spicy walnuts. All of our nuts our sourced from a family farm out of California.

Serafina [00:01:32] We do have a chef on staff so we know how to make a delicious product, we know how to market that product, and we know how to scale that product into stores across the country.

Serafina [00:01:43] Which takes me to where we are today. We launched our product line two months ago and we're currently in 60 stores. But we've been approved for thousands of additional stores.

Serafina [00:01:54] So really what we're looking to do is to find our partners on MicroVentures so that we can scale across the country, as well as introduced a new product line that's CBD for dogs. So we call it our Boring Bones Gummies for Dogs. So please back us on MicroVentures.com and join us in living a boring life.